16 November 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 143,000 RELX PLC ordinary shares at a price of 1144.6221p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 93,830,780 ordinary shares in treasury, and has 1,113,489,879 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 24,132,445 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 127,250 RELX NV ordinary shares at a price of €15.5456 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 55,614,944 ordinary shares in treasury, and has 992,290,662 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 14,316,400 shares.